EXHIBIT 99.1

O2Micro Reports Fourth Quarter 2021 Financial Results

GEORGE TOWN, Grand Cayman, Jan. 26, 2022 (GLOBE NEWSWIRE) --

Operational Highlights:

  2021 Q4 revenue was $24.4 million.

  Revenue increased 4.9% compared to the same quarter in 2020.

  GAAP net income was $0.09 per fully diluted ADS, down from $0.14 per fully diluted ADS, for the same quarter a year ago.

  O2Micro expects the first quarter 2022 revenue to be in the range of $20.0 million to $22.0 million.

O2Micro® International Limited (NASDAQ: OIIM)(O2Micro), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the fourth quarter ending December 31, 2021.

Financial Highlights for the Fourth Quarter ending December 31, 2021:
O2Micro reported the fourth quarter 2021 revenue of $24.4 million within the revised guidance announced on January 4, 2022. Revenue was up 4.9% from the same quarter in the previous year. The gross margin in the fourth quarter of 2021 was 54.3%, which was up from 51.3% in the same quarter of 2020. During the fourth quarter of 2021, the Company recorded total GAAP operating expenses of $10.6 million and was up from $8.3 million in the same quarter of 2020. The GAAP operating margins for the fourth quarter of 2021 was 10.6% compared to 15.7% in the same quarter of 2020. The Company reported 2021 Q4 GAAP net income of $2.8 million, or $0.09 per fully diluted ADS, compared to a GAAP net income of $4.4 million or $0.14 per fully diluted ADS in the comparable quarter of 2020.

Supplementary Data:
The Company ended the fourth quarter of 2021 with $50.0 million in unrestricted cash and short-term investments or $1.75 per outstanding ADS, along with 315 employees worldwide of which 175 are engineers.

Management Commentary:
“O2Micro’s increasing design wins with new technologies show strong acceptance by our customers in both LCD backlighting and battery products. There is continued high demand for vacuum cleaners, E Bikes, televisions, and high-end monitors amid staying at home and flexible working arrangements.” said Sterling Du, O2Micro’s Chairman and CEO “Our rich global patent portfolio highlights our commitment to designing leading edge technologies for our customers. These along with continued management of operational costs, are leading O2Micro into sustainable long-term profitability.”

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME follows conference call information below

Conference Call:
O2Micro will hold its fourth quarter conference call on January 26th, 2022, at 6:00AM. Pacific, 9:00AM Eastern. You may participate using the following dial-in information.

Conference Code: 3331619
Participants, Int'l Toll: +1 323-701-0160
Participants, US/CAN: 800-289-0720

A live webcast will also be available on the Company's website at http://ir.o2micro.com, and an online replay will be available following the call from Jan 26, 2022, at 12:00PM Eastern Time (US & Canada) through February 9, at 12:00PM Eastern Time (US & Canada)   https://events.globalmeet.com/Public/WebRegistration/ZW5jPXNhQWNoekF6VkljSFQ2ZjhvVWZhZTBXQjZzU0ZBaU9DNFIzcUF2RFcrcSt3WU5HZTN0M3lzQ1dnd1lMOXlFSlRGMEhXSnQreGtWeEhUdFNhTnpxYXpBPT0=

About O2Micro:
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, and Automotive markets. Products include Backlighting, and Battery Power Management. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2Micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro or its management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal Securities Laws. Such statements involve risks, speculation and uncertainties that may cause actual results to differ materially from those set forth in these statements or from management's current views and expectations. Risks and uncertainties in this release may include, without limitation, any one or combination of the following: the effect of competitive and economic factors; real property value fluctuations and market demand; legal changes in any relevant rules and regulations pertaining to O2Micro's business; changes in technology and industry standards, and O2Micro's reaction to those factors; consumer and business buying decisions with respect to our customers' products incorporating O2Micro's products; continued competitive pressures in the marketplace; the ability of O2Micro to deliver to the marketplace, and stimulate customer demand therein, for new products and technological innovations on a timely basis; the effect that product introductions and transitions, changes in product pricing or mix, and/or increases in component costs could have on O2Micro's gross margins; the inventory risk associated with O2Micro's need to order, or commit to order, product components and product capacity in advance of forecast customer orders; the continued availability of acceptable terms of certain components and services essential to O2Micro's business which are currently obtained by the Company from sole or limited sources; the effect that O2Micro's dependency on manufacturing and logistics services provided by third parties may have on the quality, quantity, availability or cost of products manufactured or services rendered; risks associated with O2Micro's international operations; the potential impact of a finding that O2Micro has infringed on the intellectual property rights of others, or that any third party may have infringed on O2Micro's intellectual property that may negatively affect O2Micro's business; O2Micro's legal classifications with governmental and regulatory agencies; O2Micro's dependency on the performance of distributors, carriers, independent sales representatives, and other resellers of O2Micro's products; the effect that product and service quality problems could have on O2Micro's sales ability and operating profits; the ability of O2Micro to deliver its products in a timely fashion to its customers, and the possible negative ramifications if such is not possible; the continued service and availability of key executives and employees; war, terrorism, public health issues, natural disasters, and other circumstances that could disrupt supply, delivery, or demand of products; and unfavorable results of other legal proceedings. Actual results may differ materially due to numerous risk factors. Such risk factors are more fully enumerated in O2Micro's 20-F Annual Filings, Annual Report(s), 6-K's, the Form F-1 filed in connection with the Company's initial public offering in August 2000, information posted on our website at www.o2micro.com, and other documents filed with the SEC, NASDAQ or any other public agency from time to time. The statements herein are based on dated information on the dates mentioned herein, which is subject to change. O2Micro assumes no obligation to update or revise the information provided on today, or any other forward-looking information, whether as a result of new information, future events or any other information that may arise. This information only speaks to the respective dates mentioned in said information.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)	(Audited)
OPERATING REVENUES	$24,385	$23,235	$101,096	$78,335

COST OF REVENUES	11,146	11,317	48,206	37,951

GROSS PROFIT	13,239	11,918	52,890	40,384

OPERATING EXPENSES
Research and development (1)	4,977	3,881	19,410	17,119
Selling, general and administrative (1)	5,668	4,385	21,623	17,742

Total Operating Expenses	10,645	8,266	41,033	34,861

INCOME FROM OPERATIONS	2,594	3,652	11,857	5,523

NON-OPERATING INCOME
Interest income	63	70	249	506
Foreign exchange gain (loss) – net	109	(54)	138	(238)
Government grants	117	666	391	817
Net gain (loss) recognized on long-term investments	-	133	-	(79)
Other – net	106	105	450	535
Total Non-operating Income	395	920	1,228	1,541

INCOME BEFORE INCOME TAX	2,989	4,572	13,085	7,064

INCOME TAX EXPENSE	196	215	972	937

NET INCOME	2,793	4,357	12,113	6,127

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	113	588	149	1,082
Unrealized pension (loss) gain	(17)	3	(16)	4
Total Other Comprehensive Income	96	591	133	1,086

COMPREHENSIVE INCOME	$2,889	$4,948	$12,246	$7,213

EARNINGS PER ADS
Basic	$0.10	$0.16	$0.43	$0.23
Diluted	$0.09	$0.14	$0.39	$0.21

ADS UNITS USED IN EARNINGS PER ADS CALCULATION:
Basic (in thousands)	28,515	27,161	28,371	26,978
Diluted (in thousands)	30,820	30,664	31,121	28,724

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$200	$80	$494	$293
Selling, general and administrative	$388	$284	$1,384	$1,121

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Share Amounts)

	December 31,	December 31,
	2021	2020
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$20,780	$18,752
Restricted cash	39	37
Short-term investments	29,186	29,054
Accounts receivable – net	18,784	16,430
Inventories	19,523	12,588
Prepaid expenses and other current assets	2,087	2,548
Total Current Assets	90,399	79,409

LONG-TERM INVESTMENTS	992	992

PROPERTY AND EQUIPMENT – NET	23,611	17,266

OTHER ASSETS	3,340	4,369

TOTAL ASSETS	$118,342	$102,036

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$9,175	$7,995
Income tax payable	307	272
Lease liabilities	1,076	865
Accrued expenses and other current liabilities	5,773	5,934
Total Current Liabilities	16,331	15,066

LONG-TERM LIABILITIES
Accrued pension liabilities	147	177
Deferred income tax liabilities	537	545
Lease liabilities	1,775	2,091
Other liabilities	68	68
Total Long-Term Liabilities	2,527	2,881

Total Liabilities	18,858	17,947

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	-	-
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,669,036,600 shares as of December 31, 2021 and 2020 Outstanding – 1,424,760,750 and 1,361,886,000 shares as of December 31, 2021 and 2020, respectively	33	33
Additional paid-in capital	143,540	143,422
Accumulated deficits	(35,158)	(46,744)
Accumulated other comprehensive income	5,873	5,740
Treasury stock – 244,275,850 and 307,150,600 shares as of December 31, 2021 and 2020, respectively	(14,804)	(18,362)
Total Shareholders’ Equity	99,484	84,089

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$118,342	$102,036

O2Micro
Daniel Meyberg
Investor Relations
dan.meyberg@o2micro.com

Gregory Communications FCA
Joe Hassett